Exhibit 99.1

The following is an excerpt from the transcript of Thermo Fisher’s Q3 2023 earnings call held on October 25, 2023:

Shortly after the close of the quarter we announced the agreement to acquire Olink, a company that is accelerating proteomics. Olink’s products enable leading academic researchers and the biopharmaceutical companies to gain an understanding of disease at the protein level rapidly and efficiently. Its proprietary technology, Proximity Extension Assay, provides high-throughput protein analysis. The acquisition of Olink underscores the profound impact that proteomics is having as our customers continue to advance life science research and precision medicine.

This technology is highly complementary to our leading mass spectrometry and life sciences platforms and we’re uniquely positioned to rapidly bring this technology to customers. We expect to deliver $125 million in adjusted operating income synergies in year five driven by revenue synergies and cost efficiencies. We expect this business to be a mid-teens revenue growth business for us well into the future.

The transaction is targeted to be closed by mid-2024, subject to customary closing conditions, including regulatory approvals.

Let me now provide you with some additional details of the updated 2023 guidance.

And we now expect that free cash flow will be between $6.7 billion and $6.9 billion for the year. In terms of capital deployments our guidance includes $3 billion of share buybacks which were already completed in January, $3.7 billion in acquisitions completed this year, and $3.1 billion committed to the acquisition of Olink which we expect to close in 2024.

And before I conclude my prepared remarks, I thought it would be helpful to share some more detailed thoughts around how to frame 2024.

M&A is expected to increase revenue $175 million year-over-year as a combination of six months of Olink and the inorganic portion of the CorEvitas revenue in 2024. And based on current rates, we would expect FX to be a headwind to revenue in 2024 of approximately $375 million just under 1%.

Operator: Thank you. We will now enter our Q&A session. [Operator Instructions] Our next question comes from Puneet Souda from Leerink partners. Puneet, your line is now open. Please go ahead.

<Q – Puneet Souda – Leerink Partners LLC>: Yeah. Thanks, Marc, Stephen. Thanks for taking the questions. I’ll wrap two of my questions into one. First, largely on M&A, given the environment right now, the type of deals that you’re doing, the type of valuations you’re doing at, could you maybe just give us a sense of what you’re seeing out there? Obviously Olink, prior to that Binding Site and CorEvitas. Is that the type of sort of midsize deals that we should continue to expect here and the opportunity base that you are seeing in M&A? And within the proteomics franchise, now with a successful Orbitrap franchise of last 15-plus years and combining that with Olink, Marc, maybe at a high level, could you provide us your, for lack of a better word, vision on proteomics despite being sort of a tough market this year and next year?

<A – Marc Casper – Thermo Fisher Scientific, Inc.>: Yeah. So, Puneet, thanks for the question. And so, when I think about the M&A for this year or M&A even in general, right, the criteria that we use, right is M&A that’s going to be highly valued by our customers, strengthen our strategic position, generate strong returns for our shareholders. Right? And you look at what the different opportunities are and you think about it in different periods of time, where it’s going to skew in your favor and this year with a more volatile macro, we’ve been able to add three phenomenal businesses, right in terms of strengthen the company with incredible growth prospects, really good return profiles. Right?

So that doesn’t mean that next year’s will look exactly like this or years where you can buy companies that are really more of a balance of cost and revenue growth and those different things and different aspects of it, but this year to be able to get The Binding Site, CorEvitas and Olink, it’s fantastic. And when I think about Olink, which this is our first opportunity given that we had announced it during a blackout period, it’s just a terrific fit. Right? And you think about, it’s a leader in a business that has gone through that phase of being well adopted. Right? So the technology risk isn’t here anymore. But it hasn’t globally commercialized, it hasn’t reached nearly its full potential and incredibly complementary to our leading position in mass spectrometry and proteomics.

And, Puneet, thanks for reminding others about our 15-year-plus track record with Orbitrap, Astral being the next big many-year run and the combination there plus Olink and the fact that we have a leading position in the Life Sciences instrumentation which are very relevant in terms of qPCR for these products as well. Really exciting.

They are a leader in their field and we’re excited to help bring that to the customer base in an accelerated fashion and when we look to the future, we expect this to be a long-term mid-teens-plus growth business and be able to generate really significant adjusted operating income synergies driven by that accelerated revenue growth. Right? And on top of that, just $125 million of earnings that come from the year-five synergies and that’s going to generate double-digit returns for the shareholders. So super exciting time, and we’ll continue to be outstanding stewards of our shareholders’ capital.